EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 30, 2010 and for the three quarters ended November 6, 2010 and November 7, 2009.

	November 6,	November 7,	January 30,	January 31,	February 2,	February 3,	January 28,
	2010	2009	2010	2009	2008	2007	2006
	(40 weeks)	(40 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,286	$202	$589	$1,967	$1,921	$1,759	$1,525
Fixed charges	630	677	881	872	855	870	895
Capitalized interest	(6)	(8)	(10)	(11)	(14)	(13)	(7)

Pre-tax earnings before fixed charges	$1,910	$871	$1,460	$2,828	$2,762	$2,616	$2,413

Fixed charges:
Interest	$343	$391	$512	$496	$488	$500	$518
Portion of rental payments deemed to be interest	287	286	369	376	367	370	377

Total fixed charges	$630	$677	$881	$872	$855	$870	$895

Ratio of earnings to fixed charges	3.0	1.3	1.7	3.2	3.2	3.0	2.7